Exhibit (d)(3)

EXCLUSIVITY AGREEMENT

This Exclusivity Agreement (this “Agreement”) is entered into as of December 3, 2019, by and between Synthorx Inc, a Delaware corporation (the “Company”) and Sanofi (with its affiliates, “Counterparty”).

The parties have engaged in preliminary discussions regarding the terms of a negotiated acquisition of the Company (the “Transaction”) by Counterparty; and

In connection with Counterparty completing its due diligence investigation of the Transaction and in consideration for the substantial time, effort and expenses to be undertaken by each party in connection with such investigation, the parties have agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, and intending to be legally bound, the parties hereto agree as follows:

1.    From the date of this Agreement until 11:59 p.m. Eastern Time on December 10, 2019 (the “Exclusivity Period”), the Company agrees that it shall not nor shall the Company authorize or knowingly permit any of its Representatives to, directly or indirectly, (a) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a Company Acquisition Proposal, (b) engage in, continue or otherwise participate in any discussions or negotiations with any Third Party regarding a Company Acquisition Proposal, or furnish to any Third Party information or provide to any Third Party access to the businesses, properties, assets or personnel of the Company, in each case for the purpose of knowingly encouraging or knowingly facilitating a Company Acquisition Proposal or (c) enter into any agreement with respect to a Company Acquisition Proposal. During the Exclusivity Period, the Company shall, and shall cause its subsidiaries and direct its and their respective Representatives to immediately cease and cause to be terminated any and all contacts, discussions and negotiations with third parties with respect to a Company Acquisition Proposal. Notwithstanding the Company’s and its Representatives’ compliance with the forgoing obligations, if the Company or any of its Representatives receives any inquiry, offer or proposal relating to an Company Acquisition Proposal, then the Company or such Representative shall promptly notify Counterparty thereof, including the proposed terms and the details thereof, thereafter keep Counterparty reasonably informed with respect to each such proposal or indication provide Counterparty with summaries of all such proposals or indications provided that the Company shall not be required to identify the person or entity or group of persons or entities making such proposal or indication of interest. The Exclusivity Period shall terminate with immediate effect as of the date of a written notice from the Company to Counterparty in the event that (i) Counterparty proposes a reduction of the price or change in the form of consideration set forth in the letter, dated as of December 3, 2019, by Counterparty to the Company or (ii) Counterparty has notified the Company that it is terminating discussions with respect to the Transaction.

2.    During the Exclusivity Period, the Company shall (a) negotiate in good faith with Counterparty with respect to a Transaction and (b) afford to Counterparty and its Representatives reasonable access to information and materials regarding the Company and its subsidiaries and their respective businesses requested by Counterparty in order to facilitate Counterparty’s evaluation of a Transaction, including, upon reasonable prior notice and during normal business hours, granting Counterparty and its Representatives reasonable access to its books, records, contracts, personnel, intellectual property, properties, facilities, customers, vendors, suppliers, manufacturers, and professional advisors and such information regarding its books, records, contracts, personnel, intellectual property, properties, facilities, customers, vendors, suppliers and manufacturers as Counterparty and/or its Representatives may reasonably request from time to time. 3. For purposes of this Agreement:

(a)    “Company Acquisition Proposal” shall mean an offer, proposal or indication of interest involving the Company and any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party, directly or indirectly, of 20% or more of any class of outstanding voting or equity securities of the Company, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Third Party beneficially owning 20% or more of any class of outstanding voting or equity securities of the Company, (ii) any merger, acquisition, amalgamation, consolidation, business combination, joint venture or other similar transaction involving the Company, the business of which constitutes 20% or more of the net revenues, net income or assets of the Company, or (iii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company, the business of which constitutes 20% or more of the net revenues, net income or assets of the Company, in each case other than any such transaction with Counterparty or any of its affiliates;

(b)    “Representatives” means affiliates, officers, directors, employees, attorneys, accountants, investment bankers and other advisors of the Company;

(c)    “Third Party” means any individual, corporation, general partnership, limited partnership, limited liability company or other enterprise, association, organization or entity, other than the other party to this Agreement.

3.    The parties agree that unless and until a definitive agreement between the parties with respect to a Transaction has been executed and delivered, neither party will be under any legal obligation of any kind whatsoever with respect to any Transaction, except for the matters specifically agreed to herein and in the Confidentiality Agreement between the parties dated December 3, 2019 (the “Confidentiality Agreement”). For purposes of this Agreement, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any oral acceptance of an offer by any party. Each of the parties further agrees that the provisions of the Confidentiality Agreement shall apply to this Agreement and the terms hereof.

4.    It is understood and agreed that either party would suffer irreparable harm in the event of any breach of this Agreement by the other party, for which money damages would not be a sufficient remedy, and that without prejudice to any rights or remedies at law or in equity otherwise available, either party shall, if the other party breaches any provision of this Agreement, be entitled to seek injunctive relief, specific performance or other appropriate equitable remedies for any such breach without posting any bond or similar security. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. . If either party files a lawsuit against the other to enforce any provision of this Agreement applicable to such other party, the substantially prevailing party in the lawsuit, as determined by a court of competent jurisdiction, shall be awarded, in addition to any amounts or relief otherwise awarded, all reasonable costs of litigation incurred in connection with the lawsuit, including reasonable attorneys’ fees.

5.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws rules of such state. The parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the federal and state courts located within the State of Delaware for any action, suit or proceeding arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding related thereto except in such courts.

6.    This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing herein expressed or implied is intended to confer upon or give any rights or remedies under or by reason of this Agreement to any person other than the parties. Any assignment of this Agreement by either party without the prior written consent of the other party shall be null and void.

7.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement. One or more counterparts of this Agreement may be delivered by telecopier or pdf electronic transmission, with the intention that they shall have the same effect as an original counterpart hereof.

[Signature page follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed on its behalf by its officer thereunto duly authorized, all as of the day and year first above written.

THE COMPANY

By:	/s/ Laura Shawver
Laura Shawver Title: President, Chief Executive Officer

COUNTERPARTY

By:	/s/ Jean-Baptiste Chasseloup de Chatillon
Jean-Baptiste Chasseloup de Chatillon Title: Chief Financial Officer